UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Pharmaceuticals Announces Change of Senior Management Positions

On September 12, 2024, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company (“CASI” or the “Company”) announced that, to support the strategic pivot of business operations and streamline the internal management reporting, effective from September 10, 2024, the position of President of the Company was removed, and instead a Senior Vice President in charge of coordination and management of synergistic projects between China and US and management of certain key projects was created. Mr. Wei (Larry) Zhang was appointed as the Senior Vice President.

“This adjustment to our management structure shows our dedication to grow our business and coordinate our synergistic projects between China and US in an efficient way,” said Dr.Wei-Wu He, Chairman and CEO of CASI, “We greatly appreciate Larry’s significant contribution to our business growth as the President over the years and his commitment to the new role. We believe his profound management experience and in-depth understanding of our business will contribute to the strategic pivot of our business, and we hope the adjustment will help lighten his management burden in order for him to focus on our key development plans.”

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman & CEO

Date: September 12, 2024